Exhibit 99.3

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

TO BE HELD ON THURSDAY, 20 OCTOBER 2016

Number of shares to which this Proxy relates[1]
Type of shares (A shares or H shares) to which this Proxy relates[1]

I/We2                                                                                                                                                                                                              of                                                                                                                                         (address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the meeting or3                                                                                                                                                                                                                       of                                                                                                                                                                                                                       as my/our proxy to attend, act and vote for me/us and on my/our behalf at the extraordinary general meeting of the Company (the “Extraordinary General Meeting”) to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC at 9 a.m. on Thursday, 20 October 2016 and at any adjournment thereof as hereunder indicated in respect of the resolution set out in the notice of Extraordinary General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

RESOLUTION		FOR[4]	AGAINST[4]	ABSTAIN[4]
1	To consider and approve Mr Zhang Jianhua as a Director of the Company.

Date 2016	Signature(s)[5]

Notes:

1.	Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of shares (A shares or H shares) to which this form of proxy relates.
2.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.
3.	If any proxy other than the Chairman of the meeting is preferred, delete the words “the Chairman of the meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK IN THE BOX MARKED: “ABSTAIN”. ANY ABSTAIN VOTE OR WAIVER TO VOTE SHALL BE DISREGARDED AS VOTING RIGHTS FOR THE PURPOSE OF CALCULATING THE RESULT OF THAT RESOLUTION. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

6.	Where there are joint holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.
7.	To be valid, for holders of A shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong within the same period.